MDB CAPITAL

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2024

PUBLIC

MDB CAPITAL

Table of Contents

Page

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MDB Capital

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14135 Midway Road, Suite G-150
(No. and Street)

Addison	TX	75001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Schuman	945-262-9010	info@mdb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM LLP
(Name – if individual, state last, first, and middle name)

805 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

9/24/2003	00587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Gary Schuman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____MDB Capital_____, as of _____December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JUDINA BRAZA
Notary Public - California
Santa Clara County
Commission # 2444504
My Comm. Expires Apr 16, 2027

Signature: _____

Title: _____
CFO & CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of
MDB Capital

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MDB Capital (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2023.

New York, NY
March 17, 2025

New York, NY   Washington DC   Mumbai & Pune, India   Boca Raton, FL

Houston, TX   San Francisco, CA   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

MDB CAPITAL

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
Cash and cash equivalents	$	4,533,514
Cash segregated in compliance with regulations		843,741
Investment securities, at fair value		14,287,251
Receivables		229,639
Clearing deposits		1,514,921
Fixed assets		90,491
Prepaid expenses and other assets		126,702
Total assets	$	21,626,259
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	131,626
Payables to customers		752,438
Notes payable		13,975,757
Due to affiliates, net		5,651,858
Total liabilities		20,511,679
Commitment and Contingencies		
Members' equity		1,114,580
Total liabilities and members' equity	$	21,626,259

1. **Organization and Description of Business**

MDB Capital, a dba of Public Ventures, LLC, a Texas limited liability company (or, the "Company") is an investment banking and brokerage firm. As of December 31, 2024, MDB Capital wholly owned by MDB Capital Holdings, LLC, a Delaware limited liability company.

MDB Capital was launched in California in 1997 as MDB Capital Group, LLC, re-domiciled in Texas as a Texas LLC in 2016, and renamed to Public Ventures, LLC in 2022. In 2024, Public Ventures applied for the dba name "MDB Capital", which was approved by FINRA and the State of Texas. MDB Capital is a U.S. registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Texas State Securities Board. MDB Capital is a limited liability company whose managers are Messers. Christopher A. Marlett and Anthony DiGiandomenico. MDB Capital operates on a fully disclosed basis with a nonrelated FINRA member firm, Interactive Brokers, LLC ("Interactive Brokers"), and is not required to maintain a clearing deposit.

The Company also operates as a self-clearing broker dealer. The Company began carrying accounts for customers in January 2024. The Company does not carry proprietary accounts of broker dealers ("PAB accounts") (as defined in Rule 15c3-3) for the period ended December 31, 2024.

Recent Transactions

In February 2021, MDB Capital applied to FINRA to add self-clearing as a line of business and received approval November 2021. In September 2023, MDB Capital became a member of the Depository Trust Corporation (DTC) and the National Securities Clearing Corporation (NSCC). MDB Capital has established self-clearing capabilities to enhance its investment banking business with both issuer and investor clients with the focus of creating a service where investment securities are issued, traded and cleared. In January 2024, the Company began self-clearing for customers.

In May 2024, Public Ventures, LLC was granted permission by FINRA and the State of Texas to use "MDB Capital" as a dba name.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The accompanying of financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the disclosure of contingent assets and liabilities. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include those related to assumptions used in the valuation of investment securities, accruals for potential liabilities, and the realization of any deferred tax assets.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities or remaining maturities upon purchase of three months or less to be cash equivalents. At December 31, 2024, the Company held $4,533,514 of unsegregated cash and no cash equivalents. At December 31, 2024, the Company had approximately $4,291,600 of cash and segregated cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments. There have been no credit risk losses in 2024.

The Company's membership agreement with the DTC requires that we maintain a line of credit with our settlement bank in the amount $2,000,000, to be drawn down upon as needed for self-clearing operations. The Company has established a line of credit with its settlement bank, Lakeside Bank, which is collateralized by a $2,000,000 deposit of cash at Lakeside. The collateral amount may be withdrawn, but the availability of the line of credit is dependent upon the maintenance of such compensating balance, and is included in cash and cash equivalents on the Statement of Financial Condition.

Segregated Cash and Deposits

From time to time the Company provides deposits or enters into agreements that would require funds to be held in a segregated cash account. At December 31, 2024, the Company had $843,741 of segregated cash consisting of funds held in reserve for customers.

Investment Securities

The Company strategically invests funds in early-stage technology companies, equity securities, and options and warrants of publicly traded and privately held companies. The Company classifies investment securities as: investment securities, at fair value, or investment securities, at cost less impairment.

Investment securities, at fair value are comprised of equity investments are reported at fair value with changes in fair value recognized in the statement of operations. Purchases and sales of equity securities, consisting of common stock and warrants to purchase common stock, are recorded based on the respective market price quotations on the trade date and for warrants to purchase commons stocks were valued using Black-Scholes model adjusted for market activity of underlying public traded financial instruments. Realized gains and losses on investments represent the net gains and losses on investments sold during the period based on the average cost method. The changes in the fair value of investments during the period are recorded on the statement of operations as unrealized gain or losses.

Warrants to purchase common stocks were valued using Black-Scholes model adjusted for market activity of underlying publicly traded financial instruments. The warrants were categorized in level 2 and level 3 of the fair value hierarchy.
Investment securities, at cost less impairment are comprised of equity securities without a readily determinable fair value. The Company has elected to apply the measurement alternative of cost minus impairment, if any, plus or minus changes resulting from observable price changes. The Company will reassess whether such an investment qualifies for the measurement alternative at each reporting period. In evaluating an investment for impairment or observable price changes, we will use inputs including recent financing events, as well as other available information regarding the investee's historical and forecasted performance. The Company has assessed this investment and determined that impairment was warranted.

Investment securities are as follows:

	December 31, 2024
Investment securities, at fair value:	
Common stock of publicly traded companies (listed)	$ 2,527,871
Money market funds	8,428,916
Warrants for common stock of public traded company	3,330,464
Investment securities, at fair value	$ 14,287,251

6

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company determines the fair value of its financial instruments based on a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Observable inputs such as quoted prices in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include certain investment securities and securities sold and not yet purchased.

Level 2 - Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions. The Company categorizes its investment securities in non-public companies and investment securities - common stock warrants within Level 3 of the fair value hierarchy.

The Company's financial instruments primarily consist of cash, investment securities, accounts payable and accrued expenses. As of the statement of financial condition date, investment securities are required to be recorded at fair value with the change in fair value during the period being recorded as an unrealized gain or loss.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Investment securities, at fair value: These securities are valued based on quoted prices from the exchange or other trading platform. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Warrants to purchase common stocks were valued using Black-Scholes model adjusted for market activity of underlying publicly traded financial instruments. The warrants were categorized in level 2 of the fair value hierarchy.

Investment securities, at amortized cost - This is comprised of debt securities held by the Company and are classified as investment securities held-to-maturity and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. These securities were originally recorded at fair value and are subsequently measured at amortized cost, adjusted for unamortized purchase premiums and discounts, and an allowance for credit losses. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the interest income in the statements of operations. Interest income is recognized when earned. The Company recognizes estimated expected credit losses over the life of the investment security through the allowance for credit losses account. The allowance for credit losses is a valuation account that is deducted from, or added to, the amortized cost basis of the investment security to present the net amount expected to be collected. In determining expected credit losses, the Company considers relevant qualitative factors including, but not limited to, term and structure of the instrument, credit rating by rating agencies and historic credit losses adjusted for current conditions and reasonable and supportable forecasts. The Company currently only holds investments securities, at amortized cost in U.S. Treasury Bills, so there are no expected credit losses. Declines in fair value of these securities is due to changes in market interest rates, and because we expect to hold these securities until maturity, we do not expect to realize any losses.

A description of the valuation techniques applied to the Company's other financial assets and liabilities is as follows:

Investment securities, at cost less impairment: Non-public equity securities are valued based on the initial investment, less impairment. Since these securities are not actively traded, we will apply valuation adjustments when they become available, and they are categorized in level 3 of the fair value hierarchy since there are no significant unobservable inputs. The Company determined that a full impairment of such securities held at the year ended December 31, 2024 was warranted.

The following table sets forth the fair value of the Company's investment securities measured at fair value on a recurring basis as of December 31, 2024:

Assets	Classification	Level 1	Level 2	Level 3	Total
Investment securities at fair value	Common stock	$ 2,527,871	$ -	$ -	$ 2,527,871
	Money market funds	8,428,916			8,428,916
	Warrants	-	667,745	2,662,719	3,330,464
Total assets measured at fair value		$ 10,956,787	$ 667,745	$ 2,662,719	$ 14,287,251

During the year ended December 31, 2024, the Company did not have any transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy.

Revenue Recognition

The Company generates revenue primarily from providing investment banking and brokerage services through MDB Capital for the year ended December 31, 2024.

Investment banking revenues consist of private placement fees. Fees from private placements are recognized in revenues upon completion of the underlying transaction on the terms of the engagement.

Brokerage revenues consist of (i) trade-based commission income from executed trade orders, (ii) net realized gains and losses from proprietary trades, and (iii) other income consisting primarily of stock loan income earned on customer accounts. MDB Capital recognizes revenue from trade-based commissions and other income when performance obligations are satisfied through the transfer of control, as specified in the contract, of promised services to the customers of MDB Capital. Commissions are recognized on a trade date basis. MDB Capital believes that each executed trade order represents a single performance obligation that is fulfilled on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. When another party is involved in transferring a good or service to a customer, MDB Capital assesses whether revenue is presented based on the gross consideration received from customers (principal) or net of amounts paid to a third party (agent). MDB Capital has determined that it is acting as the principal as the provider of the brokerage services and therefore records this revenue on a gross basis. Clearing, custody and trade administration fees incurred from Interactive Brokers, the Company's clearing firm, are recorded effective as of the trade date. The costs are treated as fulfillment costs and are recorded in operating expenses in the statement of operations.

Brokerage revenue is measured by the transaction price, which is defined as the amount of consideration that MDB Capital expects to receive in exchange for services to customers. The transaction price is adjusted for estimates of known or expected variable consideration based upon the individual contract terms. Variable consideration is recorded as a reduction to revenue based on amounts that MDB Capital expects to refund back to the customer. There were no variable considerations for the year ended December 31, 2024.

Investment banking revenues consist of private placement fees. The Company generally does not incur costs to obtain contracts with customers that are eligible for deferral or receive fees prior to recognizing revenue related to investment banking transactions, and therefore, as of December 31, 2024, the Company did not have any contract assets or liabilities related to these revenues on its Statement of Financial Condition. During the year of December 31, 2024, all of its investment banking revenue was from two customers.

Private placement fees are related to non-underwritten transactions such as private placements of equity securities, private investments in public equity, Rule 144A private offerings and trust preferred securities offerings and are recorded on the closing date of the transaction. Client reimbursements for costs associated for private

placement fees are recorded gross within Investment banking and various expense captions, excluding compensation. The Company typically receives payments on private placements transactions at the completion of the contract. The Company views the majority of placement fees as a single performance obligation that is satisfied when the transaction is complete and the revenue is recognized at that point in time.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, which are collected by MDB Capital from a customer, are excluded from revenue and recorded against general and administrative expenses.

MDB Capital does not incur any costs to obtain contracts with customers for revenues that are eligible for deferral or receive fees prior to recognizing revenue, and therefore as December 31, 2024 MDB Capital did not have any contract assets or liabilities related to these revenues in its balance sheet.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking and self clearing. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Income taxes

MDB Capital was formed as a limited liability company and has elected to be treated as a corporation for Federal Tax purposes in January 2022. A provision for Federal income taxes is included in these financial statements.

We account for income taxes using the asset and liability method, under which we would recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. We measure current and deferred tax assets and liabilities based on provisions of enacted tax law. We evaluate the realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized.

Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical meritsof the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, there was no accrued interest or penalties related to uncertain tax positions.

3. **Recently Issued Accounting Pronouncements**

There were no recently announced accounting pronouncements that were considered impactful to the Company.

4. **Concentration of Credit Risk**

MDB Capital is engaged in various brokerage activities in which counter parties primarily include broker dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, MDB Capital may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is MDB Capital's policy to review,as necessary, the credit standing of each counter party.

Financial instruments which potentially subject to the Company's concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, and grant receivables. The Company's cash is deposited in accounts at large financial institution. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.

5. Prepaid Expenses and Receivables

The Company has prepaid and other expenses totaling $126,702 at December 31, 2024 consisting of acquired intangible assets totaling $43,500, prepaid accounting, insurance, information technology and regulatory expenses totaling $83,202.

The Company has receivables totaling $229,639 at December 31, 2024, consisting of receivables related to its self-clearing operations of $222,807 and other receivables of $4,447.

6. Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers

Receivables from and payables to broker-dealers, clearing organizations, and non-customers primarily represent amounts due for undelivered securities, cash held at clearing organizations and exchanges to facilitate settlement and clearance of matched transactions, and spreads on principal transactions that have not yet been remitted from/to clearing organizations and exchanges. The receivables from and payables to broker-dealers, clearing organizations, and customers consisted of the following:

Receivables from broker-dealers, clearing organizations, and customers:

Contract values of fails to deliver	$	--
Receivables from clearing organizations		110,039
Other receivables from broker dealers and customers		2,451
Net pending trades		112,712
Balance as of December 31, 2024	$	225,202

Payables to broker-dealers, clearing organizations, and customers:

Contract values of fails to receive	$	--
Payables to clearing organizations		20,159
Other payables to broker dealers and customers		7
Balance as of December 31, 2024	$	20,166

7. Related party transactions

Members of MDB Capital Holdings, LLC also own MDB Capital S.A. (formerly known as PatentVest S.A.), which provides outsourced administrative services to the Company's Nicaragua office. During the year ended December 31, 2024 the Company, through its affiliated companies, paid MDB Capital S.A. $904,504, of which $679,330 is included on the Statement of Operations under Compensation and $225,174 is included under Operating Expense, Related Party.

The Company has an expense sharing arrangement with its affiliated companies, MDB CG Management Company and PatentVest, Inc. (its "Affiliates"), both of which are also wholly owned subsidiaries of MDB Capital Holdings,

LLC. A focus of this arrangement is the sharing of certain employees, with such employee costs divided between the companies in an amount pro rata to the effort supplied, and also include certain other operating expenses paid on behalf of the Company by its Affiliates. Sharing arrangements for facility expenses are on a month-to-month basis. Conversely, the Company pays certain operating expenses on behalf of its Affiliates for which it is reimbursed. Amounts remaining unsettled at December 31, 2024 are recorded as the net of Due From Affiliates and Due To Affiliates. In the year ended December 31, 2024, the Company reimbursed its Affiliates a total of $4,268,801, and was reimbursed a total of $140,347 for expenses it had paid on behalf of its Affiliates.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

The Company entered into subordinated loan agreements with its parent company totaling $7.3 million during the year ended December 31, 2024. These loans mature in Q3 2027, and can be extended for an additional one-year period. In 2023, Company had previously entered into subordinated loan agreements with its parent company totaling $5.9 million, and which mature in Q4 2025. The Company reported interest for subordinated loans in the amount of $707,375 for the year ended December 31, 2024.

8. **Commitments and Contingencies**

Net Capital Requirement

MDB Capital is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2024, MDB Capital had net capital of $10,736,754 which was $10,486,754 in excess of the minimum of $250,000 required.

During the year ended December 31, 2024, the Company entered into a subordinated loan agreement with its Parent company for $7,300,000. This amount, together with existing subordinated loans totaling $5,900,000 and $775,757 of accrued interest payable, is subordinated to other liabilities of the Company, and is considered members' equity for calculating net capital, and is not included in aggregate indebtedness.

The Company's ratio of aggregate indebtedness of $6,535,922 to net capital was 0.61 to 1 compared to the maximum 15 to 1 allowable ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $250,000 or 2% of aggregate customer debits, which was $0 at December 31, 2024.

To comply with to DTC membership requirements, the Company has committed to maintain at least $5,000,000 of net capital in excess of the $250,000 minimum.

Clearing Deposits

The Company is obligated to maintain security deposits with the DTC and NSCC. At December 31, 2024, these deposits totaled $1,514,421.

Cash Reserve

The Company is obligated to maintain custody of customer securities and safeguard customer cash by segregating these assets from the Company's proprietary business activities, and promptly deliver to their owner upon request. At December 31, 2024, the Company had $843,741 of segregated cash consisting of funds held in reserve for customers.

Line of Credit

The Company's membership agreement with the DTC requires that we maintain a line of credit with our settlement bank in the amount $2,000,000, to be drawn down upon as needed for self-clearing operations. The Company has established a line of credit with its settlement bank, Lakeside Bank, which is collateralized by a $2,000,000 deposit of cash at Lakeside. The collateral amount may be withdrawn, but the availability of the line of credit is dependent upon the maintenance of such compensating balance and is included in cash and cash equivalents on the Statement of Financial Condition.

Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Indemnification Provisions

MDB Capital has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the accounts of customers. Should a customer not fulfill its obligation on a transaction, MDB Capital may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. MDB Capital's indemnification obligations to its clearing brokers have no maximum amount. All unsettled trades at December 31, 2024 have subsequently settled with no resulting material liability to MDB Capital. For the year ended December 31, 2024, MDB Capital had no material loss due to counterparty failure, and had no obligations outstanding under the indemnification arrangement as of December 31, 2024.

Regulatory and Legal

The Company, from time to time, may be subject to legal proceeds, including lawsuits, arbitrations and regulatory proceedings, in connection with various type of claims or issues founded on its business operations. A substantial adverse monetary judgment or other unfavorable resolution of a matter could have a material adverse effect on the Company's financial condition or its regulatory licensure. If it becomes subject to any of the foregoing, the Company will discuss those matters with its regulators as required to be reported or during regulatory examinations or otherwise subject to their inquiry. Violations of regulatory issues may result in censures, fines, or other sanctions that could restrict aspects of its operations.

9. **Income Taxes**

The Company is a limited liability company treated as a corporation for federal and state income tax purposes. The Company recognized an income tax expense of approximately $0 for the year ended December 31, 2024.

Income tax expense (benefit) consisted of the following:

	Year Ended December 31, 2024
Current taxes:	
Federal	$ -
State	-
Deferred taxes:	
Federal	-
State	-
	$ -

As of December 31, 2024, the Company had $9,156,425 of net operating loss carryforwards for federal income tax purposes which can be carried forward indefinitely. U.S. federal net operating loss carryforwards are limited to offsetting 80% of taxable income in any given tax year.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31, 2024
Federal statutory rate	21.0%
State, net of federal tax benefit	0.0%
Permanent differences	0.0%
Return-to-provision adjustments	(0.1%)
Adjustment for tax effects of intercompany services	15.1%
Adjustment for tax effects of parent company stock contribution	(7.9%)
Valuation allowance	(28.1%)
Effective rate	0.0%

Adjustment for tax effects of intercompany services:

The Company adjusts transfer pricing for intercompany services to align with the arm's-length principle as required by Section 482 of the Internal Revenue Code. These adjustments reflect taxes associated with intercompany transactions and ensure compliance with relevant tax laws and regulations. The Company determines appropriate transfer prices through careful analysis of comparable market prices, the functions performed, risks assumed, and the specific regulations in applicable jurisdictions.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities were as follows:

	December 31, 2024
Deferred tax assets:	
Charitable contribution carryforwards	$ 1,159
Impairment expense	10,500
Net operating loss carryforwards	1,922,849
Valuation allowance	(1,668,773)
Total deferred tax assets	$ 265,735
Deferred tax liabilities:	
Property and equipment principally due to differences in depreciation	$ (1,588)
Investment securities	(264,147)
Total deferred tax liabilities	(265,735)
Net deferred tax assets/(liabilities)	$ -

Net deferred tax assets and liabilities were classified as follows:

		December 31, 2024
Deferred tax assets	$	265,735
Deferred tax liabilities		(265,735)
Other noncurrent assets/(liabilities)	$	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2024, based on projections of future taxable income for the periods in which the deferred tax assets are deductible, valuation allowances of $1,668,773 were recorded for tax carryforwards and attributes to reduce the net deferred tax assets to an amount that is more likely than not to be recognized. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules and the significance of each position. It is the Company's policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2024. The tax years 2021 – 2024 remain open to examination for federal income tax purposes.

10. **Subsequent Events**

The Company has evaluated subsequent events through March 17, 2025, the date which the financial statements were available to be issued. Except as disclosed above, no other events have occurred subsequent to the statement of financial condition date that would require adjustment to or disclosure in these financial statements.

Schedule H
MDB Capital
Computation of Net Capital Under SEC Rule Rule 15c3-1
December 31, 2024

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	1,114,580
Subordinated liabilities		13,975,757
Total Ownership Equity Qualified for Net Capital		15,090,337
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(3,552,213)
Add:		
Other allowable credits		-
Net capital before haircuts on securities positions		11,538,124
Haircuts on securities (computed pursuant to SEC Rule 15c3-1(f))		
Trading and investment securities		(801,370)
Net Capital	$	10,736,754
Computation of Alternative Net Capital Requirement		
2% of combined aggregate debit items	$	-
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement (greater of the above)		250,000
Excess net capital	$	10,486,754
Percentage of net capital to aggregate debits		N/A
Percentage of net capital after anticipated capital withdrawals to aggregate debits		N/A
Net capital in excess of the greater of: 5% of the combined aggregate debit items, or 120% of minimum net capital requirement	$	10,436,754

There were no significant or material differences between the FOCUS report and the computation above.